Exhibit 99.1

Yingli Announces Delay in Repayment of Medium-Term Notes Due on May 12, 2016 and the Remaining Portion of Medium-Term Notes Due on October 13, 2015

BAODING, China, May 12, 2016-- Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, today announced that its subsidiary, Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), did not repay its RMB1.4 billion of medium-term notes due today (the “2011 MTNs”) or the remaining portion of its RMB1.0 billion of medium-term notes due on October 13, 2015 (the “2010 MTNs”).

To the Company’s knowledge, none of the holders of the 2011 MTNs or the 2010 MTNs or other creditors of the Company has taken any immediate action against Tianwei Yingli or the Company following Tianwei Yingli’s failure to repay the 2011 MTNs and the 2010 MTNs today. As disclosed in the Company’s press release issued yesterday, Tianwei Yingli is still in the process of actively discussing with the holders of the 2011 MTNs and the 2010 MTNs about potential extension of the repayment dates of both MTNs. The Company is exploring various alternative financing plans for repayment of both MTNs such as: 1) introduction of strategic investors to invest into the Company and the Company's subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company or the Company's subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds.

About Yingli Solar

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli" or "Yingli Solar", is one of the world's leading solar panel manufacturers. Yingli's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli has more than 30 regional subsidiaries and branch offices and has distributed more than 14GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli's filings with the U.S. Securities and Exchange Commission. Yingli does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Jean Tian

Investor Relations Director

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com